UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41561

TORO CORP.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Toro Corp. (NASDAQ: TORO) (“Toro” or the “Company”), an international energy transportation services company, announces today the appointment of Mr. Theologos Pagiaslis as Chief Financial Officer. Mr. Pagiaslis will succeed Mr. Ioannis Lazaridis, who has decided to step down to pursue other opportunities.

Mr. Pagiaslis brings over 15 years of experience in the financial sector, with a focus on investment banking, capital markets, and corporate strategy.

Mr. Lazaridis has served as Toro’s Chief Financial Officer since the Company’s spin-off in March 2023. The Board and management would like to thank Mr. Lazaridis for his dedication and contributions during a pivotal time for Toro.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORO CORP.
Dated: May 14, 2025
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman and Chief Executive Officer